UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annualreports under cover of Form 20-F or Form 40-F:

Form 20-F ☑Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2017	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to the composition of our Audit Committee. The announcement reflects the appointment of Cahyana Ahmadjayadi as an additional member of the Audit Committee effective as of April 28, 2017, the Board of Commissioners’ decree relating to which was executed on April 28, 2017.

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

TEL. 96/PR000/COP- I5000000/2016

Jakarta May, 3 2017

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

ROI Ministry of Finance Office Complex

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re.: The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

Dear Sir or Madam:

In order to comply with Indonesian Financial Services Authority Regulation No.55/POJK.04/2015 regarding the Establishment and Guidelines for Audit Committees, we hereby inform you of the Composition of the Audit Committee of the Company as follows:

Chairman/Member Secretary/Member Member	: : :

Margiyono Darsasumarja (Independent Commissioner)

Tjatur Purwadi (Independent Member)

1.     Rinaldi Firmansyah (Commissioner / Non Voting Member)

2.     Dolfie Othniel Fredric Palit (Independent Commissioner)

3.     Cahyana Ahmadjayadi (Independent Commissioner)

4.     Sarimin Mietra Sardi (Independent Member)

Thank you for your attention.

Sincerely yours,

/s/Dewi

D E W I

Acting VP Investor Relations

cc:

1.             PT Indonesia Stock Exchange through IDXnet

2.             Telkom’s Trustee (CIMB Niaga), Fax. (021) 250 5777

3.             Telkom’s Trustee (Bank Permata), Fax. (021) 250 0529